Bellerophon Therapeutics, Inc.
184 Liberty Corner Road, Suite 302
Warren, New Jersey 07059

July 3, 2018
Via EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549
Attention:     Abigail Hayes
Mary Beth Breslin

Re:    Bellerophon Therapeutics, Inc.
Registration Statement on Form S-3
Filed on June 25, 2018
File No. 333-225878

Dear Ms. Hayes:

Pursuant to Rule 461 of the Rules and Regulations promulgated under the Securities Act of 1933, as amended, Bellerophon Therapeutics, Inc. (the “Company”) hereby requests that the effectiveness of the above-captioned Registration Statement on Form S-3 be accelerated to Friday, July 6, 2018, at 9:00 a.m., Eastern Time, or as soon as thereafter practicable.

Any questions should be addressed to Jeffrey Schultz, Esq., at Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Chrysler Center, 666 Third Avenue, New York, New York 10017, telephone (212) 692-6732.

Thank you very much.

Very truly yours,

Bellerophon Therapeutics, Inc.

/s/ Fabian Tenenbaum
_________________________
By: Fabian Tenenbaum
Title: Chief Executive Officer

cc:    Abigail Jacobs, Securities and Exchange Commission
Mary Beth Breslin, Securities and Exchange Commission
Jeffrey Schultz, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.